Longboard Pharmaceuticals, Inc.
4275 Executive Square, Suite 950
La Jolla, California 92037

December 10, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549

RE:	Longboard Pharmaceuticals, Inc.
Registration Statement on Form S-3ASR
Filed March 12, 2024
File No. 333-277858

Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Ladies and Gentlemen:

Longboard Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal, with such withdrawal to be approved effective immediately, of the registration withdrawal request filed on behalf of the Company on December 2, 2024 on Form RW (accession number 0001140361-24-048163) (the “Form RW”) in respect of the above-referenced registration statement. The Company is withdrawing the Form RW pursuant to discussions with the Securities and Exchange Commission, and is filing a post-effective amendment relating to the Form S-3ASR to remove from registration any securities registered but not sold under such registration statement.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to call or email Piotr Korzynski of Baker & McKenzie LLP at (312) 861-3729 or piotr.korzynski@bakermckenzie.com.

Very truly yours,

Longboard Pharmaceuticals, Inc.

By:	/s/ Thomas Gibbs
Thomas Gibbs
President

CC: Piotr Korzynski